Contact

www.linkedin.com/in/ryankmerrill (LinkedIn)
handprint.tech (Company)
globalmangrove.org (Company)

Top Skills

Data Management
Marketing Strategy
Data Analysis

Languages

English (Native or Bilingual)
Mandarin (Elementary)
Thai (Limited Working)
French (Limited Working)
Portuguese (Professional Working)
Spanish (Full Professional)

Ryan Merrill PhD

Entrepreneur Regeneration Leader Published Author in Digital Sustainability Environmental Policy Expert # Blockchain Innovation Enthusiast

Lexington, Virginia, United States

Summary

I love to combine development science, digital technologies and entrepreneurship to support global communities and the planet

That's why I co-founded:
Global Mangrove Trust, a non-profit organisation funding blue carbon forestry through blockchain technology, and
Handprint, a tech startup that provides Impact-as-a-Service, enabling millions of businesses to go green by regenerating ecosystems.

Sailing is a huge passion of mine ##
I'm also fluent in Spanish and Portuguese, intermediate in Mandarin Chinese, French and Thai, feel free to reach out and say Hi!

Expertise:
Sustainable development
Non-profit management
Policy Design
Cryptoeconomic solutions for non-profit organisations
Financial planning
Account management and strategic business development
Data management, analysis and presentation
International liaising and negotiation
Strategic market planning
Logistics management

Experience

Handprint

Co-Founder and Chief Impact Officer
April 2020 - Present (3 years 11 months)

Singapore

Greentech startup
We grew from 4 to 21 in the last 12 months

Handprint empowers millions of businesses to go green in just a few clicks.

Leveraging evidence-based and peer-to-peer impact using blockchain and AI to empower companies to make a positive impact on the planet (we are data geeks trying to save the planet).

Our technology enables transparency at two levels:
- How the money is used
- What positive impact it creates on the planet (carbon absorption, biodiversity, social impact, etc.)

Global Mangrove Trust
Executive Secretary and Founder
June 2018 - Present (5 years 9 months)
Singapore

Serving a vibrant community of global pioneers on a mission to democratize carbon sequestration while empowering families and businesses to protect our collective future by funding effective, community-based mangrove forestry in support of the United Nations' Sustainable Development Goals and the Paris Climate Agreement.

Singapore Management University
Research Fellow in Sustainability, Strategy and Innovation
August 2017 - October 2019 (2 years 3 months)
Singapore

Exploring Innovations in Sustainability-Improving Agribusiness and Water Purification and Distribution in Souther East Asia.

Major working papers engage design principles for cryptoeconomic solutions for common pool resource management, next generation evolutions in global climate governance, and the link between divergent patterns of capital-based complementarity and relative performance under supply shocks.

University of Southern California
PhD Candidate
August 2012 - August 2017 (5 years 1 month)
Los Angeles

Studying Environmental and Energy Policy and Corporate Strategy in Energy Markets

One World Consulting
Director
October 2010 - August 2012 (1 year 11 months)

Strategic Marketing Consulting

Green Power Associates Co. Ltd.
Operations Director
July 2010 - October 2010 (4 months)

Full responsibilities for managing start-up environmental sales and marketing firm focused on innovative energy storage solutions and lithium polymer batteries for light vehicles, solar and telecommunications applications. In addition to general set-up, administrative, and accounting duties, fulfilled regular sales support and direct client interfacing functions to support sales executives' efforts in China, South East Asia, and the United States.

Country Group Securities
Vice President Institutional Products
August 2008 - September 2009 (1 year 2 months)

Assisting Senior Executive Vice President to build Institutional Equity Department within leading Thai retail stock brokerage. Responsibilities included product development and dissemination, establishment of protocols for account opening and trade routing, settlement support, recruitment, and original design for document listing applications and CRM software.

ETI Tech Berhad
Consultant
February 2009 - June 2009 (5 months)

Provided financial scenario and strategic consulting services.

Vital Wave Consulting
Research Analyst
July 2008 - October 2008 (4 months)

Designing Go-to-Market strategies for Adobe China

Center for US Mexican Studies
Graduate Student Researcher
September 2006 - June 2008 (1 year 10 months)

Business development

Export Access
Director
May 2007 - May 2008 (1 year 1 month)

Managed and staffed by graduate students at the School of International Relations and Pacific Studies, Export Access supplies clients with business strategy, economic impact analysis, market research and other consulting services to promote the development of international trade in the United States and abroad.

website: exportaccess.ucsd.edu

The Global Fund
Country Liason: Latin America
June 2007 - September 2007 (4 months)

Short Term Contract as Country Liason between Headquarters in Geneva, Switzerland and Country Coordinating Mechanisms of Brazil, Paraguay, Dominican Republic, El Salvador, and Honduras.

Reliance Yacht Management
First Mate
July 2005 - November 2005 (5 months)

Served as First Mate for Transatlantic Sailboat Delivery: France to Florida. Sailed 5600 nautical miles with time in port at Lisbon, Grand Canary, British Virgin Islands, and the Dominican Republic.

Workforce Management Solutions
Project Manager
November 2004 - June 2005 (8 months)

Human Resource Management
Operations Management

Yacht Evangeline
First Mate
August 2004 - November 2004 (4 months)

Served at First Mate on Transatlantic sailing voyage. Sailed 4,200 nm from Bermuda to Marbella, Spain. Time in Port in Horta, Azores and Gibraltar.

_____

Education

University of Southern California

Doctorate of Philosophy, Public Policy · (2012 - 2017)

University of California, San Diego - School of International Relations and Pacific Studies (IR/PS)

Master in Pacific & International Affairs, Finance and Business Strategy · (2006 - 2008)

University of Virginia

BA, Government, Latin American Studies · (2000 - 2003)